Exhibit I-2

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

(Securities code: 9992)

July 18, 2019

Dear Our shareholders:

Tixtower Ueno, 4-8-1 Higashi-Ueno, Taito-ku, Tokyo

Rikengreen Co., Ltd.

Hitoshi Shimizu, President and Representative Director

Notice for Convocation of Extraordinary Shareholders Meeting

Rikengreen Co., Ltd. (the “Company”) hereby requests your attendance at the Company’s extraordinary shareholders meeting that will be held in accordance with the details stated below.

If you are unable to attend at the meeting on the date in question, you may exercise your voting rights in writing, so, in that case, please review the shareholder meeting reference materials provided later in this notice, indicate your approval or disapproval of the proposal on the enclosed voting right exercise form, and return the form by post so that it arrives no later than 5:45 p.m. on Thursday, August 1, 2019.

Details

1.	Time and date:	10:00 a.m. on Friday, August 2, 2019

2.	Location:	Asuka-no-ma, 5th floor, Ueno Branch, TouTenKou
1-4-1 Ikenohata, Taito-ku, Tokyo

3.	Purpose of meeting Matter to be resolved Proposal:	Approval of share exchange agreement between the Company and Kumiai Chemical Industry Co., Ltd.

End.

–	If you attend at the meeting on the date in question, please submit the enclosed voting right exercise form to the reception desk at the location.

–

If any of the details stated in a document or reference material attached to this convocation notice need to be revised, the Company will publish the revised details on its website (http://www.rikengreen.co.jp/).

–

Provisions of the Articles of Incorporation of Kumiai Chemical Industry Co., Ltd. and the financial statements and the like for that company’s most recent fiscal year are, in accordance with laws and regulations and the provisions of the Company’s Articles of Incorporation, published on the Company’s website (http://www.rikengreen.co.jp/), so those details are not stated within the shareholder meeting reference materials.

Shareholder Meeting Reference Materials

Proposal and Matters for Reference

Proposal	Approval of share exchange agreement between the Company and Kumiai Chemical Industry Co., Ltd.

The Company and Kumiai Chemical Industry Co., Ltd. (“Kumiai Chemical Industry”) resolved at meetings of their respective Board of Directors held on June 7, 2019 to conduct a share exchange (the “Share Exchange”) under which Kumiai Chemical Industry becomes a wholly owning parent company through the Share Exchange and the Company becomes a wholly owned subsidiary through the Share Exchange, and they executed a share exchange agreement on the same day (the “Share Exchange Agreement”).

Therefore, the Company requests your approval of the Share Exchange Agreement.

Kumiai Chemical Industry plans to implement the Share Exchange in the form of a simplified share exchange (kan-i kabushiki kokan) pursuant to Article 796, Paragraph 2 of the Companies Act, without obtaining the approval of its shareholders meeting for the Share Exchange Agreement, and the Company plans to implement the Share Exchange after obtaining the approval of this extraordinary shareholders meeting. The Share Exchange is scheduled to become effective on August 31, 2019.

The Company’s common stock are scheduled to be delisted from the JASDAQ (Standard) market of the Tokyo Stock Exchange as of August 29, 2019 (the last trading date of the shares is scheduled to be August 28, 2019), which is prior to the effective date of the Share Exchange.

Reasons for conducting the Share Exchange, an outline of the contents of the Share Exchange Agreement, and other matters related to this proposal are provided below.

1.	Reasons for the Share Exchange

The Kumiai Chemical Group’s (defined below) primary business includes the manufacturing and sale of agrochemicals, such as insecticides, fungicides, and herbicides, and fine chemicals, such as organic intermediates and amine for curing agents; as at April 30, 2019, the Kumai Chemical Group is made up of Kumiai Chemical Industry, its fifteen consolidated subsidiaries, and its three equity method affiliates (collectively, the “Kumiai Chemical Group”). Since its establishment, the Kumiai Chemical Group has devoted itself to developing agrochemicals that are safer and that have a low environmental impact, and since developing and commercializing Japan’s first domestically-produced agrochemical, the Kumiai Chemical Group has continued to promote its products, primarily those developed in-house, not only domestically in Japan but throughout the world, and is working in order to be able to contribute to enhanced productivity for agricultural products on a global scale, based on its philosophy of protecting and fostering “life and nature.”

Kumiai Chemical Industry was established in 1949 as Ihara Agrochemical Co., Ltd. and, in 1959, developed the fungicide “Asozin,” Japan’s first domestically-produced agrochemical; in 1968, Ihara Agrochemical Co., Ltd. changed its corporate name to Kumiai Chemical Industry Co., Ltd., its current corporate name. With such aims as to minimize business risks by unifying processes, ranging from the creation of agrochemicals to R&D, procurement of active ingredients, formulation of agents, and sales, and consolidating management resources in order to facilitate faster and better decision making, Kumiai Chemical Industry conducted an absorption-type merger with the former Ihara Chemical Industry Co, Ltd., the effective date thereof being May 1, 2017, under which Ihara Chemical Industry Co., Ltd. was absorbed. In the first Kumiai Chemical Group medium-term business plan after the merger described above (the medium-term business plan for FY 2018 through FY 2020 announced on September 13, 2017), the Kumiai Chemical Group has, under a basic policy of swiftly generating synergistic effects from the merger with the aim of becoming “a strong corporate group that can grow sustainably into the future” as an R&D-driven company that solves the challenges of agricultural production, set a net sales target for FY 2020 of JPY 116 billion, as well as a post-medium-term business plan net sales target of JPY 140 billion or greater for FY 2022 through non-linear growth.

In terms of the business environment surrounding Kumiai Chemical Industry, the domestic agrochemicals market, which was at its peak in the early 1990s, continues to experience a trend of decline, while various measures are being pushed forward through a government-led Policy Package for Enhancing Competitiveness of Japan’s Agriculture and there is an increase in large-scale farms and corporations following developments in the consolidation of cultivated land under management; thus, there have been significant changes in the state of agricultural business. Furthermore, following the Act for the Partial Revision of the Agricultural Chemicals Control Act coming into force in December 2018, further enhancements in the safety of agrochemicals are expected. Shifting focus overseas, the global agrochemicals market has been sluggish in recent years due to factors such as demand for agrochemicals in emerging nations slowing down as a result of grain price drops, appreciation of the dollar, and the like; however, this market is showing signs of recovery, and the market is expected to expand over the medium-to-long term as the world population continues to grow. Against the backdrop of this business environment, the Kumiai Chemical Group’s growth strategy in order to maximize the group’s business through strengthened collaboration is to (i) situate Kumiai Chemical Industry, with its strong capabilities to develop new products, at the core of the group’s agrochemical and agriculture-related businesses in order to continue to increase the group’s sales and profitability through increased development of active ingredients in-house; (ii) foster the group’s second pillar of business, fine chemicals, while working to optimize operations, including at overseas production locations; (iii) work to reduce costs of agents developed in-house by reinforcing its global procurement system based on safe production activities and stable procurement of materials in the area of production and materials; and (iv) make the continuous creation of new agrochemicals, development of new products, and invention of new technologies top-priority issues in the area of research and development and strive to enhance value as an R&D-driven company. With the aim of realizing an optimum work-life balance, Kumiai Chemical Industry will also strive to make efforts aimed at building a workplace environment where employees feel like they are working at “the happiest company in Japan” through the proper management of working hours and working hour reductions.

On the other hand, the Company was established in 1957 as Ihara Shoji Co., Ltd. and commenced sales of the herbicide Simazine, which was produced in 1960 by Ihara Agrochemical Co., Ltd., Kumiai Chemical Industry’s predecessor, for use on non-cultivated land. The Company subsequently moved into such business areas as consignment business for maintenance and management of expressways and contractor business for pest control at golf courses, and in 1985, Ihara Shoji Co., Ltd. changed its corporate name to Rikengreen Co., Ltd., its current corporate name. Currently, the Company engages in the following: sale of greening materials in the field of non-cultivated land, such as for golf courses and expressways; sale of process auxiliary agents, such as sterilizers and preservatives, and functional chemicals, such as separating agents and coating agents, mainly to paper production companies; landscape works and engineering works; and management of green spaces.

The Company’s corporate philosophy is “to contribute to the realization of an enriched society where people and nature co-exist in harmony through environment-related business, based on its motto of creating, fostering, and protecting greenery.” The Company’s basic management policy is to enhance corporate value as a member of the Kumiai Chemical Group, which is aiming to be a corporate group that can grow sustainably into the future, by proactively moving forward with the development of new products adapted to the environment, utilizing the technological information that it has cultivated through its environment-related business. In order to enhance its corporate value through strengthened consolidated management, the Company’s medium-to-long term management strategy is to not only provide products to users but to also harness its competitive edge, with its research laboratories specializing in turf, to provide users with technical information on products and high quality technical services, and proactively continue to develop value-added products and introduce new products adapted to the environment.

In terms of the surrounding business environment, the Company’s greening agents and materials business, its main business, is experiencing changes, with the number of golf courses, forming the Company’s major customer base, decreasing and the management of golf courses being streamlined due to a decrease in the number of people playing golf and a trend of declining fees. In terms of its industrial chemicals business, there have been production adjustments due to a decrease in demand for paper; the Company is also facing challenges with regard to its civil greening and construction work business, including a decrease in the number of public construction works being carried out and a shortage of skilled workers. Against the backdrop of this business environment, the Company will promote the collective strength of the consolidated group and work to increase its share of sales to golf courses and expand its management of green areas in the field of non-cultivated land as part of its greening agents and materials business. In its industrial chemicals business, the Company is working to increase its share in the market for chemical agents used in paper production, and in its civil greening and construction work business, the Company is working to increase the number of works orders that it receives not only for public works but also for private sector works.

Based on the stable relationship between Kumiai Chemical Industry and the Company, which spans more than half a century, they have strived to expand their respective businesses by cooperating on such matters as the formulation of the inventory mix and product development in the field of agrochemicals for non-cultivated land. Furthermore, following the Company, which was previously an equity method affiliate of Kumiai Chemical Industry, becoming a consolidated subsidiary of Kumiai Chemical Industry as a result of the merger of Kumiai Chemical Industry and Ihara Chemical Industry in 2017, Kumiai Chemical Industry and the Company have engaged in discussions aimed at further enhancing the cooperative relationship between them in the field of agrochemicals for non-cultivated land, at implementing measures aimed at maximizing agents developed in-house through a link between them, and at examining collaboration within the Kumiai Chemical Group in the field of fine chemicals.

It was through these discussions that Kumiai Chemical Industry recognized that the following matters could be anticipated based on the current scenario in which the Company maintains its listing on the stock exchange and has minority shareholders, in light of recent trends toward increased awareness of corporate governance and greater scrutiny of transactions between a parent company and a subsidiary company with minority shareholders: (a) that there would be limitations to the formulation of a business strategy with the Company in which the highest priority is enhancing the corporate value of the consolidated group through the agile mutual utilization of know-how, human resources, development strategies, and financial strengths and with prompt decision-making regarding collaboration between Kumiai Chemical Industry and the Company; (b) that there could also be limitations when developing a governance and compliance policy for the Kumiai Chemical Group as a whole; and (c) that conflicts of interest with minority shareholders seeking further improvement in dividend returns in the Company’s conduct of growth investments over the medium-to-long-term using internal reserves could arise. Accordingly, Kumiai Chemical Industry determined that making the Company a wholly owned subsidiary of Kumiai Chemical Industry, and thereby utilizing the characteristics of the Company’s business and the Company’s operational and organizational strengths, to enhance mutual collaboration would be beneficial in order to not only enhance the corporate value of the Company but also to enhance the corporate value of the Kumiai Chemical Group as a whole, and at the beginning of March 2019, Kumiai Chemical Industry made a request to the Company for consultations with a view toward conversion to a wholly owned subsidiary through share exchange.

The Company believed that it was necessary to further mutually utilize together with Kumiai Chemical Industry their networks, development capabilities, credibility, know-how, sales channels, and resources aimed at expanding the Company’s business areas and increasing its sales channels, in order to enhance the Company’s corporate value in the business environment surrounding the Company as described above. However, the Company was aware that there would be certain limitations to this because while engaging in such mutual utilization with Kumiai Chemical Industry of networks, development capabilities, credibility, know-how, sales channels, and resources would require distribution of the related profits and expenses over the medium-to-long term between the parent company and the subsidiary, if minority shareholders of the Company exist, then the Company would be required to distribute the profits and expenses between it and the parent company in a way that considered a return of profits to its minority shareholders over the short term. Against that backdrop, the Company received a request from Kumiai Chemical Industry for consultations with a view toward a conversion to a wholly owned subsidiary through the Share Exchange. Having given serious consideration to that request, the Company believed that by becoming a wholly owned subsidiary of Kumiai Chemical Industry through the Share Exchange, it would be possible to further mutually utilize together with Kumiai Chemical Industry their networks, development capabilities, credibility, know-how, sales channels, and resources aimed at expanding the Company’s business areas and increasing its sales channels, and the Company would be able to enhance its corporate value in the business environment surrounding the Company as described above. Thus, the

Company came to the decision that becoming a wholly owned subsidiary of Kumai Chemical Industry through the Share Exchange would be beneficial in order to enhance the corporate value of the Company, and in turn, enhance the corporate value of the Kumiai Chemical Group as a whole, and the Company consented to commencing consultations with Kumiai Chemical Industry with a view toward conversion to a wholly owned subsidiary through the Share Exchange.

Kumiai Chemical Industry and the Company subsequently engaged in consultations, through which they came to the conclusion that, if the capital relationship between them stabilizes through conversion to a wholly owned subsidiary through the Share Exchange, such conversion through the Share Exchange would be beneficial in order to not only enhance the corporate value of Kumiai Chemical Industry but also that of the Company’s through the ability to do the following: (a) have greater freedom and effectiveness in management within the consolidated group; (b) be more thorough with group governance and compliance among subsidiaries; (c) link the conversion to a wholly owned subsidiary through the Share Exchange to enhanced corporate value of subsidiaries and the group as a whole; (d) implement growth strategies for the medium-to-long term; and (e) forecast reductions in costs for maintaining the Company’s listing on the stock exchange.

Furthermore, under the management policy after the conversion to a wholly owned subsidiary is implemented, Kumiai Chemical Industry and the Company plan to maintain the Company’s current management and executive structure while doing the following: (a) continuing to develop and implement strategies aimed at maximizing active ingredients developed in-house for both cultivated and non-cultivated land; (b) harnessing the networks, development capabilities, and reputation of Kumiai Chemical Industry to the fullest in order to develop a competitive product lineup of agrochemicals for non-cultivated land; (c) working to strengthen sales capabilities by mutually utilizing the know-how, sales channels, and resources of both Kumiai Chemical Industry and the Company; (d) considering measures aimed at strengthening the fine chemicals business, greening business and industrial chemicals business of the Kumiai Chemical Group as a whole; (e) being more thorough with compliance matters relating to the Company and the Company’s subsidiaries and enhancing the corporate value of these subsidiaries; (f) effectively utilizing the management resources (funds, human resources, information, technology, and the like) of Kumiai Chemical Industry and the Company; and (g) strengthening the group through swift decision making.

2.	Contents of the Share Exchange Agreement

The contents of the Share Exchange Agreement dated June 7, 2019 between the Company and Kumiai Chemical Industry are provided below.

Share Exchange Agreement (Copy)

Kumiai Chemical Industry Co., Ltd. (“Kumiai”) and Rikengreen Co., Ltd, (“Rikengreen”) hereby enter into this share exchange agreement as follows (this “Agreement”).

Article 1	Share exchange

Kumiai and Rikengreen shall, in accordance with this Agreement, conduct a share exchange under which Kumiai becomes a wholly owning parent company through the share exchange and Rikengreen becomes a wholly owned subsidiary through the share exchange (the “Share Exchange”).

Article 2	Trade names and addresses of wholly owning parent company through share exchange and wholly owned subsidiary through share exchange

Kumiai’s and Rikengreen’s respective trade names and addresses are set out below.

Kumiai (wholly owning parent company through share exchange)

Trade name:	Kumiai Chemical Industry Co., Ltd.
Address:	1-4-26 Ikenohata, Taito-ku, Tokyo

Rikengreen (wholly owned subsidiary through share exchange)

Trade name:	Rikengreen Co., Ltd.
Address:	4-8-1 Higashi-Ueno, Taito-ku, Tokyo

Article 3	Shares to be delivered and allotment upon the Share Exchange

1.

Upon the Share Exchange, Kumiai shall deliver to each Rikengreen shareholder (excluding Kumiai), as monies, etc. in lieu of that shareholder’s shares of Rikengreen’s common stock, the number of shares of Kumiai’s common stock resulting from multiplying by 0.82 the total number of shares of Rikengreen’s common stock owned by that Rikengreen shareholder immediately before the point in time when Kumiai acquires all of Rikengreen’s issued shares as a result of the Share Exchange (the “Base Time”).

2.

Shares of Kumiai’s common stock delivered in accordance with the preceding paragraph will be allotted to each Rikengreen shareholder (excluding Kumiai) as of the Base Time at an allotment ratio of 0.82 shares of Kumiai’s common stock per share of Rikengreen’s common stock owned by that Rikengreen shareholder.

3.

If there is any fraction of a share among the number of shares of Kumiai’s common stock that must be allotted and delivered to Rikengreen shareholders in compliance with the preceding two paragraphs, Kumiai shall deal with that circumstance in accordance with Article 234 of the Companies Act and other related laws and regulations.

Article 4	Matters concerning the stated capital and capital reserve of wholly owning parent company through share exchange

The respective amounts by which Kumiai’s stated capital and capital reserve will increase upon the Share Exchange are set out below.

Amount by which stated capital will increase:

JPY 0

Amount by which capital reserve will increase:

Amount to be separately stipulated by Kumiai in compliance with Article 39 of the Rules of Corporate Accounting

Amount by which revenue reserve will increase:

JPY 0

Article 5	Effective date

The effective date of the Share Exchange (the “Effective Date”) will be August 31, 2019. However, the parties may, as necessary, change this date through agreement upon consultation.

Article 6	Shareholders meeting to approve this Agreement

1.

Kumiai shall, in accordance with the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, implement the Share Exchange without obtaining approval by resolution of its shareholders meeting as provided for in Article 795, Paragraph 1 of the same act. However, if it becomes necessary to obtain the approval of Kumiai’s shareholders meeting in relation to this Agreement under Article 796, Paragraph 3 of the same act, Kumiai shall obtain the approval of its shareholders meeting in relation to this Agreement no later than the day preceding the Effective Date.

2.	Rikengreen shall obtain the approval of its shareholders meeting in relation to this Agreement under Article 783, Paragraph 1 of the Companies Act no later than the day preceding the Effective Date.

Article 7	Management of corporate assets

During the period from the execution of this Agreement to the Effective Date, each of Kumiai and Rikengreen shall execute its duties and its subsidiaries’ duties and administer and manage its assets and its subsidiaries’ assets with the due care of a good manager. Unless otherwise provided for in this Agreement, if Kumiai or Rikengreen intends to take any action that would materially affect any of its assets, rights, or obligations or any of its subsidiaries’ assets, rights, or obligations, then it must take that action upon reaching agreement with the other party in advance through mutual consultation.

Article 8	Maximum amount of dividend from surplus

1.

Kumiai may pay dividends from surplus up to an amount of JPY 3 per share of common stock to shareholders and registered shares pledgees stated or recorded in the latest shareholder register as of April 30, 2019.

2.

Each of Kumiai and Rikengreen shall not pay dividends from surplus with a record date after the execution date of this Agreement but before the Effective Date, except as provided for the preceding paragraph.

Article 9	Cancellation of treasury shares

Based on a resolution adopted at a meeting of Rikengreen’s board of directors to be held no later than the day preceding the Effective Date, Rikengreen shall cancel all of the treasury shares it holds and the treasury shares it will come to hold before the Base Time (including its own shares that it comes to acquire on the Effective Date as a result of a purchase of shares due to the exercise of appraisal rights by dissenting shareholders in relation to the Share Exchange), and that cancellation must be conducted before the Base Time (however, if an aforementioned purchase is conducted, then only after that purchase becomes effective).

Article 10	Amendment to terms and conditions of the Share Exchange and cancellation of the Share Exchange

If any of the following occurs during the period from the execution of this Agreement to the Effective Date, Kumiai and Rikengreen may, through mutual consultation, amend the terms and conditions of the Share Exchange or the contents of this Agreement or cancel the Share Exchange: (a) any material change occurs in the asset status or managerial status of Kumiai or Rikengreen; (b) any circumstance that would significantly impede execution of the Share Exchange arises or becomes apparent; or (c) it becomes significantly difficult to achieve the purpose of this Agreement for any other reason.

Article 11	Effectiveness of this Agreement

This Agreement will cease to be effective if (i) the approval of Kumiai’s shareholder meeting (but only in the case that the approval of Kumiai’s shareholders meeting becomes necessary in relation to this Agreement under Article 796, Paragraph 3 of the Companies Act) and the approval of Rikengreen’s shareholders meeting provided for in Article 6 are not obtained; (ii) the approval and the like of relevant authorities required for the Share Exchange as provided for in laws and regulations both in and outside Japan are not obtained (including instances where notifications filed with relevant authorities do not become effective); or (iii) the Share Exchange is canceled in compliance with Article 10.

Article 12	Governing law and jurisdiction

1.	This Agreement will be governed by, and construed in accordance with, the laws of Japan.

2.	The Tokyo District Court will have exclusive jurisdiction as the court of first instance over all disputes that arise in relation to this Agreement.

Article 13	Consultation

Apart from matters provided for in this Agreement, Kumiai and Rikengreen shall, in accordance with the purport of this Agreement, separately consult with each other to settle matters not provided for in this Agreement and other necessary matters related to this Agreement.

Kumiai and Rikengreen have prepared this Agreement in two originals, to each of which the parties have affixed their respective names and seals, and each party retains one original.

June 7, 2019

Kumiai:	1-4-26 Ikenohata, Taito-ku, Tokyo

Kumiai Chemical Industry Co., Ltd.

Yoshitomo Koike, President and Representative Director

Rikengreen:	4-8-1 Higashi-Ueno, Taito-ku, Tokyo

Rikengreen Co., Ltd.

Hitoshi Shimizu, President and Representative Director

3.	Matters regarding appropriateness of consideration for exchange

(1)	Matters regarding appropriateness of number of shares and allotment as consideration for exchange

(I)	Allotment in the Share Exchange

Company name	Kumiai Chemical Industry (wholly owning parent company through share exchange)	The Company (wholly owned subsidiary through share exchange)
Ratio of allotment in the Share Exchange	1	0.820
Number of shares to be delivered upon the Share Exchange	Common stock of Kumiai Chemical Industry: 3,371,215 shares (scheduled)

(Note 1)	Share allotment ratio

0.820 shares of Kumai Chemical Industry’s common stock (the “Kumiai Chemical Industry Shares”) will be allotted and delivered in exchange for each of the Company’s shares. However, no shares will be allotted in the Share Exchange for the Company’s shares held by Kumiai Chemical Industry (2,380,381 shares as of June 7, 2019).

(Note 2)	Number of Kumiai Chemical Industry Shares to be delivered upon the Share Exchange

Upon the Share Exchange, Kumiai Chemical Industry plans to allot and deliver the number of Kumiai Chemical Industry Shares calculated based on the allotment ratio pertaining to the Share Exchange (the “Share Exchange Ratio”) described in the table above to each of the Company’s shareholders (excluding Kumiai Chemical Industry) as of the time immediately preceding the time when Kumiai Chemical Industry acquires all issued shares of the Company (excluding the Company’s shares held by Kumiai Chemical Industry; the “Base Time”) in exchange for the Company’s shares held by that shareholder; however, the shares of common stock to be delivered are scheduled to be sourced from the treasury shares held by Kumai Chemical Industry (7,922,823 shares as of April 30, 2019), and Kumiai Chemical Industry will not issue new shares.

In accordance with a resolution of the Board of Directors meeting that will be held by the day immediately preceding the effective date of the Share Exchange, the Company will cancel all of the treasury shares it holds at the time immediately preceding the Base Time (including the Company’s own shares it acquires through the purchase of shares pertaining to the dissenters’ appraisal right exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act upon the Share Exchange). The total number of shares of common stock to be allotted and delivered upon the Share Exchange may be subject to change in the future due to reasons such as the acquisition of its own shares or cancellation of treasury shares by the Company.

(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki)

The Company’s shareholders who will hold shares of Kumiai Chemical Industry constituting less than one unit (shares less than 100 shares) upon the Share Exchange will be entitled to use the following systems concerning Kumiai Chemical Industry Shares. Shareholders cannot sell shares constituting less than one unit in the financial instruments exchange market.

(a)	Purchase (kaitori) by Kumiai Chemical Industry of shares constituting less than one unit (sale by a shareholder of shares less than 100 shares)

A system whereby holders of shares of Kumiai Chemical Industry constituting less than one unit may request Kumiai Chemical Industry to purchase, and may sell to Kumiai Chemical Industry, the shares constituting less than one unit held by such shareholder pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act

(b)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Kumiai Chemical Industry constituting less than one unit may request Kumiai Chemical Industry to sell, and may purchase from Kumiai Chemical Industry, the number of shares of common stock that will achieve a total of one unit (tangen) together with the number of shares constituting less than one unit held by such shareholder pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and Article 9 of the Articles of Incorporation of Kumiai Chemical Industry

(Note 4)	Treatment of any fractions of less than one share

With respect to the Company’s shareholders who would receive an allotment and delivery of Kumiai Chemical Industry Shares including fractions of less than one share of Kumiai Chemical Industry upon the Share Exchange, Kumiai Chemical Industry will sell Kumiai Chemical Industry Shares equal to the total number of those fractions of less than one share (any fractions of less than one share in the total number being rounded down to the nearest whole number) and deliver the sales proceeds to each of such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(II)	Basis for calculation of the allotment for the Share Exchange

(i)	Basis and reason for calculation of the allotment for the Share Exchange

With regard to the Share Exchange Ratio, since Kumiai Chemical Industry already holds 3,220,185 shares in the Company (as of April 30, 2019; 48.12% of 6,691,300 shares, which is the total number of issued shares (rounded to two decimal places; the same applies to calculations of shareholding ratios hereinafter) and including indirect shareholding) and the Company is the consolidated subsidiary of Kumiai Chemical Industry, Kumiai Chemical Industry and the Company have determined that it is necessary to ensure the fairness of the share exchange ratio to be used in the Share Exchange, and Kumiai Chemical Industry and the Company have, respectively and separately, decided to request a third-party valuation institution independent of them to calculate the share exchange ratio. Kumiai Chemical Industry and the Company appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and MUFG Bank, Ltd. (“MUFG Bank”), respectively, as third-party valuation institutions to calculate the share exchange ratio. MUFG Bank has made loans to the Company; however, in accordance with Article 13-3-2, Paragraph 1 of the Banking Act, Article 14-11-3-3 of the Regulation for Enforcement of the Banking Act, and other applicable laws and regulations, MUFG Bank has developed, and implements, appropriate systems to manage conflicts of interest internally, including information barriers, and the Corporate Finance & Strategic Advisory Division Corporate Advisory Office, which is the business division that is in charge of acting in the capacity of a financial advisor as a third-party valuation institution, has calculated the share exchange ratio independent from the business division, which is the division in charge of lending operations. The Company appointed MUFG Bank as the valuation institution having determined that appropriate safeguards had been employed for the calculation of the share exchange ratio.

Based on the valuation report concerning the share exchange ratio received on June 7, 2019 from Nomura Securities, which is a third-party valuation institution, and based on advice from Mori Hamada & Matsumoto, Kumiai Chemical Industry’s legal advisor, after careful negotiations and discussions, Kumiai Chemical Industry came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Kumiai Chemical Industry. Accordingly, Kumiai Chemical Industry came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

Based on the valuation report concerning the share exchange ratio received on June 6, 2019 from MUFG Bank, which is a third-party valuation institution, based on advice from Sato & Partners, the Company’s legal advisor, and based on instruction, advice, and the response to referrals (toshinsho) from a third-party committee consisting of independent members who do not have any interests with Kumiai Chemical Industry, which is the controlling shareholder (composed of three persons: Mr. Shinobu Okamoto, a member of the Company’s Audit and Supervisory Committee and an Outside Director of the Company who has been registered with the Tokyo Stock Exchange as an independent officer; Mr. Shinya Fukuzaki (an attorney at Fukuzaki Law Office), who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and the Company; and Mr. Shiro Toba (a certified public accountant and certified public tax accountant at Tax and Accounting Professions TOVA), who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and the Company), after careful negotiations and discussions, the Company came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the Company’s shareholders. Accordingly, the Company came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

In addition to the foregoing, each of the Company and Kumiai Chemical Industry engaged in careful review based on the results of the due diligence conducted by each company with respect to the other company, and engaged in negotiations and discussions while taking into consideration the financial condition, business performance trends, share price trends, and other factors related to the other company. As a result, the Company and Kumiai Chemical Industry came to the conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of their respective shareholders, and therefore, Kumiai Chemical Industry and the Company agreed to implement the Share Exchange based on the Share Exchange Ratio.

The Share Exchange Ratio may be subject to change upon consultation between Kumiai Chemical Industry and the Company in the case of any material changes to the conditions that are the basis of the calculation.

(ii)	Matters concerning calculation

(a)	Names of the valuation institutions and their relationships with Kumiai Chemical Industry and the Company

Both Nomura Securities, which is acting as a third-party valuation institution of Kumiai Chemical Industry, and MUFG Bank, which is acting as a third-party valuation institution of the Company, are valuation institutions independent of Kumiai Chemical Industry and the Company, are not related parties of Kumiai Chemical Industry or the Company, and do not have any material interest to be noted in connection with the Share Exchange.

(b)	Outline of calculation

As Kumiai Chemical Industry is listed on a financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price method for calculation (the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the closing share price of Kumiai Chemical Industry Shares quoted on the Tokyo Stock Exchange on the record date for calculation; the average closing price over the period of the most recent five business days from May 31, 2019 to the record date for calculation; the average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation; the average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation; and the average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation).

As the Company is listed on a financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price method for calculation (the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the closing share price of the Company quoted on the Tokyo Stock Exchange on the record date for calculation; the average closing price over the period of the most recent five business days from May 31, 2019 to the record date for calculation; the average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation; the average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation; and the average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation). In addition, as there are multiple listed companies comparable with the Company, and it is possible to infer the Company’s share value through comparable company analysis, the comparable companies method was adopted for the calculation. Further, in order to take into account the state of future business operations in the evaluation, the discount cash flow method (the “DCF Method”) was adopted for the calculation.

The following shows the assessment ranges for the Company that were derived from each calculation method, when the share value per share of Kumiai Chemical Industry is set at one.

Methodology adopted	Range of calculation of share exchange ratio
Average market price method	0.611 - 0.655
Comparable companies method	0.564 - 1.486
DCF Method	1.438 - 1.477

In calculating the share exchange ratio, Nomura Securities used public information and information that was provided to Nomura Securities without any independent verification of accuracy and completeness on the assumption that the information is accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of the Company and Kumiai Chemical Industry and their affiliates, including the analysis or valuation of individual assets or liabilities, or separately request any third-party institution to make such appraisal or assessment. Nomura Securities assumed that the Company’s financial projections (including profit plans and other information) had been reasonably reviewed and prepared based on the best and faithful projections and judgments currently available to the Company’s management at this time. The calculation by Nomura Securities is based on the information available to Nomura Securities and economic conditions as of June 6, 2019, and the purpose of the calculation by Nomura Securities is only to serve as reference for the Board of Directors of Kumiai Chemical Industry in reviewing the share exchange ratio.

The Company’s earnings plans that Nomura Securities used as a basis for applying the DCF Method contain fiscal years in which a significant increase or decrease in earnings is expected. The Company recorded net income attributable to shareholders of the parent company of approximately JPY 434 million in the fiscal year ended October 2018; however, the Company predicts a significant decrease in net profit, at only approximately JPY 220 million for the fiscal year ending October 2019. This is due to the fact that during the fiscal year ended October 2018, temporary extraordinary gains arose, including a gain on the sale of shares of the parent company of approximately JPY 129 million and a gain on donation of fixed assets of approximately JPY 46 million, and there are no such factors contributing to an increase in earnings during the fiscal year ending October 2019. The Company’s earnings plans do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

As the shares of Kumiai Chemical Industry and the Company are listed on financial instruments exchanges and market share prices exist, MUFG Bank adopted the market price analysis for calculation. Additionally, in order to take into account the state of future business operations in the evaluation, discount cash flow analysis (“DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges for the Company that were derived from each calculation method, when the share value per share of Kumiai Chemical Industry is set at one.

Methodology adopted	Range of calculation of share exchange ratio
Market Price Analysis	0.612 - 0.655
DCF Analysis	0.686 - 1.104

For the market share analysis, the record date for calculation was set as June 6, 2019 and each of the following closing prices for Kumiai Chemical Industry were adopted for calculation: the closing share price of Kumiai Chemical Industry Shares quoted on the Tokyo Stock Exchange on the record date for calculation; the simple average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation; the simple average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation; and the simple average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation. In addition, for the Company, the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the Company’s closing share price quoted on JASDAQ of the Tokyo Stock Exchange on the record date for calculation; the simple average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation; the simple average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation; and the simple average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation.

In performing DCF Analysis, MUFG Bank evaluated the corporate value and share value of Kumiai Chemical Industry by discounting the future cash flow based on the business plans for the period from the fiscal year ending October 2019 through the fiscal year ending October 2022 prepared by Kumiai Chemical Industry to the present value at certain rates. MUFG Bank applied the discount rate of 5.75% - 6.75%, and in calculating the terminal value of Kumiai Chemical Industry, MUFG Bank adopted the perpetual growth method, applying the perpetual growth rate of 0.75% - 1.25%. Furthermore, for the Company, MUFG Bank evaluated the Company’s corporate value and share value by discounting the future cash flow based on the business plans for the period from the fiscal year ending October 2019 through the fiscal year ending October 2021 prepared by the Company to the present value at certain rates. MUFG Bank applied the discount rate of 5.5% - 6.5%, and in calculating the Company’s terminal value, MUFG Bank adopted the perpetual growth method, applying the perpetual growth rate of -0.25% - 0.25%.

In calculating the share exchange ratio, MUFG Bank used information provided by Kumiai Chemical Industry and the Company, information disclosed to the general public, and other information without any independent verification of accuracy and completeness, on the assumption that the materials, information, and the like are accurate and complete and that there are no facts undisclosed to MUFG Bank that may have a material effect on the calculation of the share exchange ratio. Additionally, MUFG Bank did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include off-balance sheet assets and liabilities and other contingent liabilities) of the Company and Kumiai Chemical Industry and their affiliates, including the analysis or valuation of individual assets or liabilities, or separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by MUFG Bank is based on the information available to MUFG Bank and economic conditions as of June 6, 2019, and MUFG Bank assumed that the financial projections of the Company and Kumiai Chemical Industry had been reasonably prepared based on the best projections and judgments currently available to the management of them at this time. The purpose of the calculation by MUFG Bank is only to serve as reference for the Company’s Board of Directors in reviewing the share exchange ratio.

The earnings plans of Kumiai Chemical Industry and the Company that MUFG Bank used as a basis for applying DCF Analysis contain fiscal years in which a significant increase or decrease in earnings is expected. Specifically, Kumiai Chemical Industry predicts a significant increase of 30% or higher, year-on-year, in its operating income for the fiscal year ending October 2020. This is because Kumiai Chemical Industry predicts a significant increase in operating income as a result of increased revenue for one of its major products, Axeev (a herbicide). The Company recorded net income attributable to shareholders of the parent company of approximately JPY 434 million in the fiscal year ended October 2018; however, the Company predicts a significant decrease in net profit, at only approximately JPY 220 million for the fiscal year ending October 2019. This is due to the fact that during the fiscal year ended October 2018, temporary extraordinary gains arose, including a gain on the sale of shares of the parent company of approximately JPY 129 million and a gain on donation of fixed assets of approximately JPY 46 million, and there are no such factors contributing to an increase in earnings during the fiscal year ending October 2019. The Company’s earnings plans do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

(2)	Matters regarding appropriateness of Kumiai Chemical Industry’s amounts of stated capital and reserve capital

The respective amounts by which Kumiai Chemical Industry’s stated capital and capital reserve will increase upon the Share Exchange are set out below. These figures have been decided within the scope of laws and regulations upon comprehensive consideration and review of Kumiai Chemical Industry’s capital policy and other factors and are judged to be reasonable.

Stated capital:	JPY 0

Capital reserve:	Amount to be separately stipulated by Kumiai Chemical Industry in compliance with Article 39 of the Rules of Corporate Accounting

Revenue reserve:	JPY 0

(3)	Reason for selecting shares of Kumiai Chemical Industry’s common stock as consideration for exchange

Kumiai Chemical Industry and the Company selected shares of common stock in Kumiai Chemical Industry, the wholly owning parent company through share exchange, as consideration for the Share Exchange.

This selection was judged appropriate because, among other reasons, shares of Kumiai Chemical Industry’s common stock are listed on the Tokyo Stock Exchange and the opportunity to trade those shares on various markets even after the Share Exchange is assured, and the Company’s shareholders will be able to benefit from synergistic effects accompanying the Share Exchange.

(4)	Matters heeded to ensure that the interests of the Company’s shareholders are not harmed

(I)	Measures to ensure fairness

(i)	Obtainment of valuation report from independent third-party valuation institution

Kumiai Chemical Industry has received submission of a valuation report dated June 7, 2019 from Nomura Securities, which is a third-party valuation institution independent from Kumai Chemical Industry and the Company, concerning the share exchange ratio. For an outline of the valuation report, see (b) “Outline of calculation” in 3.(1)(II)(ii) “Matters concerning calculation” above. Kumai Chemical Industry has not received an opinion (fairness opinion) from Nomura Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

On the other hand, the Company has received submission of a valuation report dated June 6, 2019 from MUFG Bank, which is a third-party valuation institution independent from Kumai Chemical Industry and the Company, concerning the share exchange ratio. For an outline of the valuation report, see (b) “Outline of calculation” in 3.(1)(II)(ii) “Matters concerning calculation” above. The Company has not received an opinion (fairness opinion) from MUFG Bank to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(ii)	Advice from independent law firms

Kumiai Chemical Industry and the Company appointed Mori Hamada & Matsumoto and Sato & Partners, respectively, as legal advisors, and each of them received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Mori Hamada & Matsumoto and Sato & Partners are independent of Kumiai Chemical Industry and the Company and have no material interest in either of them.

(II)	Measures to avoid conflicts of interest

Since Kumiai Chemical Industry is already the Company’s controlling shareholder, holding 3,220,185 shares in the Company (as of April 30, 2019; 48.12% of 6,691,300 shares, which is the total number of the Company’s issued shares (including indirect shareholding)), the Company has employed the following measures in order to avoid conflicts of interest in connection with the Share Exchange.

(i)	Obtainment by the Company of a response to referrals (toshinsho) from a third-party committee that has no conflicts of interest

In order to confirm that the Share Exchange would not be disadvantageous to the Company’s minority shareholders and to ensure fairness and transparency in the Share Exchange, on April 24, 2019, the Company established a third-party committee (the “Third-Party Committee”) composed of three persons, namely Mr. Shinobu Okamoto, who is a member of the Audit and Supervisory Committee and an Outside Director of the Company and has been registered with the Tokyo Stock Exchange as an independent officer, Mr. Shinya Fukuzaki (an attorney at Fukuzaki Law Office), who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and the Company, and Mr. Shiro Toba (a certified public accountant and certified public tax accountant at Tax and Accounting Professions TOVA), who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and the Company, and consulted with the Third-Party Committee regarding (i) whether the purpose of the Share Exchange was fair and reasonable, (ii) whether fairness and appropriateness of the transaction terms and conditions for the Share Exchange (including the share exchange ratio to be used upon the Share Exchange) had been ensured; (iii) whether fair procedures had been implemented for the Share Exchange; and (iv) whether, based on the aforementioned three points, the Share Exchange would be disadvantageous to the Company’s minority shareholders.

The Third-Party Committee held five meetings in total during the period from April 24, 2019 to June 4, 2019 and carefully examined the matters for consultation described above by collecting information, consulting with each other from time to time as necessary, and other methods. In carrying out its examination, the Third-Party Committee received explanations from the Company regarding the purpose of the Share Exchange, the background and development of the Share Exchange, the details of the Company’s business, the Company’s business performance and details of the Company’s corporate value, and the background of negotiations and the decision-making process for the various terms and conditions of the Share Exchange, including the Share Exchange Ratio. In addition, the Third-Party Committee received explanations from MUFG Bank regarding the evaluation of the share exchange ratio to be used upon the Share Exchange. Further, the Third-Party Committee received explanations from Sato & Partners, the Company’s legal advisor, regarding the decision-making method and process of the Company’s Board of Directors for the Share Exchange. Based on that course of events, the explanations, the valuation results and other materials referred to for examination, the Third-Party Committee submitted to the Company’s Board of Directors a response to referrals (toshinsho) on June 6, 2019, stating that it would not be disadvantageous to the Company’s minority shareholders for the Company’s Board of Directors to resolve to implement the Share Exchange.

(ii)	Unanimous approval by the Company’s directors who have no conflicts of interest

Of the Company’s directors, Mr. Masanari Nakashima also serves as a director of Kumiai Chemical Industry and Mr. Kenji Takama also serves as an employee of Kumiai Chemical Industry; accordingly, these two directors did not participate in the deliberation and resolution regarding the Share Exchange that was conducted during the Company’s Board of Directors meeting held on June 7, 2019, and they also did not participate in any consultations or negotiations with Kumiai Chemical Industry regarding the Share Exchange.

With the exception of the two directors described above, the proposal regarding the Share Exchange that was presented at the Company’s Board of Directors meeting was unanimously approved and adopted by the remaining eight directors of the Company.

4.	Matters of reference with respect to consideration for exchange

(1)	Kumiai Chemical Industry’s Articles of Incorporation

Kumiai Chemical Industry’s Articles of Incorporation are, in accordance with laws and regulations and the provisions of Article 17 of the Company’s Articles of Incorporation, published on the Company’s website (http://www.rikengreen.co.jp/).

(2)	Matters concerning method for realization of the consideration for exchange

(I)	Markets for trading the consideration for exchange

Shares of Kumiai Chemical Industry’s common stock are traded on the First Section of Tokyo Stock Exchange.

(II)	Persons who mediate, broker, or act as agent in transactions involving the consideration for exchange

Securities companies across Japan conduct mediation, brokerage, and the like for shares of Kumiai Chemical Industry’s common stock.

(III)	Details regarding restrictions on assignment and other methods of disposal of consideration for exchange

Not applicable

(3)	Matters concerning the market price of the consideration for exchange

The closing price for shares of Kumiai Chemical Industry’s common stock on the announcement date for the Share Exchange (June 7, 2019) was JPY 728. Please refer to the Tokyo Stock Exchange’s website (https://www.jpx.co.jp/) for details regarding the latest market price and the like for shares of Kumiai Chemical Industry’s common stock.

(4)	Details of Kumiai Chemical Industry’s balance sheets for fiscal years whose end dates have fallen within the last five years

Kumiai Chemical Industry files annual securities reports for each of its fiscal years in accordance with Article 24, Paragraph 1 of the Financial Instruments and Exchange Act, so details have been omitted here.

5.	Matters concerning appropriateness of provisions regarding share options for share exchange

Not applicable

6.	Matters concerning financial statements and the like

(1)	Details of financial statements and the like for Kumiai Chemical Industry’s most recent fiscal year

Details of financial statements and the like for Kumiai Chemical Industry’s most recent fiscal year (the fiscal year ended October 2018) are, in accordance with laws and regulations and the provisions of Article 17 of the Company’s Articles of Incorporation, published on the Company’s website (http://www.rikengreen.co.jp/).

(2)

Details regarding disposal of important assets, burden of large payment obligations, and other similar circumstances that have a material influence on the status of corporate assets that have arisen since the end date of the most recent fiscal year

(I)	The Company

(i)

The Company and Kumiai Chemical Industry resolved at meetings of their respective Board of Directors held on June 7, 2019 to conduct a share exchange under which Kumiai Chemical Industry becomes a wholly owning parent company through the share exchange and the Company becomes a wholly owned subsidiary through the share exchange, and they executed a share exchange agreement on the same day.

(ii)

In accordance with a resolution of the Board of Directors meeting that will be held by the day immediately preceding the effective date of the Share Exchange, the Company will cancel all of the treasury shares it holds at the time immediately preceding the Base Time (including the Company’s own shares it acquires through the purchase of shares pertaining to the dissenters’ appraisal right exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act upon the Share Exchange).

(II)	Kumiai Chemical Industry

(i)

Kumiai Chemical Industry and the Company resolved at meetings of their respective Board of Directors held on June 7, 2019 to conduct a share exchange under which Kumiai Chemical Industry becomes a wholly owning parent company through the share exchange and the Company becomes a wholly owned subsidiary through the share exchange, and they executed a share exchange agreement on the same day.

(ii)	Kumiai Chemical Industry intends to pay dividends from surplus at the rate of JPY 3 yen per share with a record date of April 30, 2019 as interim dividends for the fiscal year ending October 2019.

End